                               SCHEDULE 14A
                              (RULE 14A-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT

                         SCHEDULE 14A INFORMATION
        PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

          Filed by the Registrant  [ ]

          Filed by a Party other than the Registrant  [X]
          Check the appropriate box:

          [X]  Preliminary Proxy Statement

          [ ]  Definitive Proxy Statement

          [X]  Definitive Additional Materials

          [ ] Soliciting Material pursuant to Rule 14a-11(c) or Rule 14a-12 Confidential, for Use of the Commission Only (as Permitted by Rule 14a-6(e)(2))

                         BADGER PAPER MILLS, INC.
---------------------------------------------------------------------------
             (Name of Registrant as Specified in Its Charter)

       JAMES D. AZZAR, BOMARKO, INC., AND EXTRUSIONS DIVISION, INC.
---------------------------------------------------------------------------
 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:
     ----------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:
     ----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     ----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
     ----------------------------------------------------------------------
     (5) Total fee paid:
     ----------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount previously paid:
     ----------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:
     ----------------------------------------------------------------------
     (3) Filing party:
     ----------------------------------------------------------------------
     (4) Date filed:
     ----------------------------------------------------------------------

                              JAMES D. AZZAR
                           208 Pioneer Club Road
                     East Grand Rapids, Michigan 49506


                              PROXY STATEMENT
                                    FOR
                      SPECIAL MEETING OF SHAREHOLDERS
                        OF BADGER PAPER MILLS, INC.





     This Proxy Statement is being furnished to shareholders of Badger Paper Mills, Inc. (the "Company") by James D. Azzar, on or about March ___, 1998, in connection with (i) the solicitation of proxies relating to a proposal expected to be considered by shareholders of the Company at a Special Meeting of Shareholders of the Company which may be held on March 10, 1998, at 10:00 a.m., local time, and all adjournments or postponements thereof (the "Special Meeting") for the purposes set forth below, and (ii) certain communications with shareholders by Mr. Azzar which may be deemed to be solicitation of future proxies concerning a proposal expected to be presented to the shareholders of the Company at the 1988 Annual Meeting of Shareholders (the "Annual Meeting")

     In addition to Mr. Azzar, the other participants in this solicitation are Bomarko, Inc. ("Bomarko") and Extrusions Division, Inc. ("EDI"), corporations controlled by Mr. Azzar. (Mr. Azzar, Bomarko, and EDI are collectively referred to in this Proxy Statement as the "Participants" or the "Azzar Group.") Mr. Azzar, Bomarko, and EDI collectively are the beneficial owners of 276,864 shares (14.2%) of the Company's common stock, no par value ("Common Stock").



    The time, date and place of the Special Meeting are taken from the Company's Proxy Statement relating to the Special Meeting as filed with the Securities and Exchange Commission on February 27, 1998 (the "Company Proxy Statement").

           PROPOSAL I TO BE PRESENTED AT THE SPECIAL MEETING

     To the knowledge of the Participants, the only matter to be presented at the Special Meeting is the following proposal submitted by the Participants ("Proposal I"):

          WHEREAS, James D. Azzar, Bomarko, Inc., and Extrusions Division (collectively referred to as the "Azzar Group"), currently are the beneficial owners of 276,864 shares of the common stock of Badger Paper Mills representing approximately 14.2% of the outstanding common stock in the corporation; and

          WHEREAS, the Azzar Group may desire to purchase additional common stock in the corporation exceeding 20%; and

          WHEREAS, the Azzar Group has requested that the shareholders be called to a special meeting to vote on restoration of full voting rights to all stock held by the Azzar Group in excess of 20% of the outstanding issue of the corporation:

          NOW, THEREFORE, the shareholders of Badger Paper Mills, Inc., by a majority vote, resolve to restore full and regular voting power to any and all stock in Badger Paper Mills, Inc. owned by the Azzar Group, including those shares which exceed 20% of the outstanding stock in the corporation, as permitted by Wis. Stats. 180.1150(4).


                             ABOUT PROPOSAL I

     In January 1998, the Participants submitted to the Company Proposal I and the following notice pursuant to Section 180.1150 and requested that Proposal I be submitted to a vote of the shareholders.

     Set forth below is the notice accompanying Proposal I:

               NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

     To:   The Directors and Shareholders of Badger Paper Mills, Inc.

     From: James D. Azzar, Bomarko, Inc. and Extrusions Division,
           Inc. (collectively the "Azzar Group")

          PLEASE TAKE NOTICE that the Azzar Group, currently the beneficial owners of approximately 14.2% of the outstanding issue in the corporation, pursuant to Wisconsin Statutes 180.1150 specifically request a special meeting of shareholders for purposes of obtaining relief from the provisions of Wisconsin

     Statutes 180.1152(2) and specifically request that the shareholders vote to restore regular voting power to any and all shares of stock in Badger Paper Mills, Inc. obtained by the Azzar Group, including all shares in excess of 20% of the outstanding shares in the corporation, as permitted by Wisc. Statutes
     <Section>180.1150.

          This notice and proposed resolution are submitted under Wisc. Stats. <Section>180.1150(4). The Azzar Group, with funds of Bomarko, Inc., Extrusions Division, Inc. and James D. Azzar may purchase additional shares in the corporation. These shares would be held for investment purposes. The "Azzar Group" has no intention of liquidating the corporation, selling substantial assets of the corporation, or making any material changes in the business or structure of the company.

                                   /S/JAMES D. AZZAR
                                   James D. Azzar

     Generally speaking, under Section 180.1150 of the Wisconsin Business Corporation Law ("WBCL"), the voting power of shares of Common Stock held by any person, or group acting in concert, in excess of 20% of the aggregate of all shares eligible to vote in the election of Company directors is limited in voting on any matter to 10% of the full voting power of such excess shares, unless Company shareholders have voted to restore full voting power. Shares held or acquired under certain circumstances are excluded from the application of Section 180.1150, but such exceptions are not relevant in the matter being voted upon. If a shareholder requests, the Board must call a meeting of shareholders to consider and act upon a proposal to restore full voting power of the shares. In response to the notice described above, the Company called the Special Meeting.

     On September 18, 1997, in a letter to the Board of Director of the Company, Mr. Azzar proposed a merger in which he would acquire all of the outstanding shares of the Company for $10.05 per share in cash. The Board of Directors declined to engage in negotiations with Mr. Azzar concerning the proposed merger and Mr. Azzar does not currently consider that proposal to be active.

     Mr. Azzar continues to believe that the most viable strategy by which the Company's shareholders can limit the risk of further substantial losses in the value of their investment in the Company and maximize shareholder value is a sale of the Company. Because of the statutory and charter takeover defenses available to the Board of Directors, Mr. Azzar does not believe that it is feasible for him and his affiliates to acquire the Company without the support of the Board of Directors. If negotiations between Mr. Azzar and the Company do not result in an acquisition of the

Company by Mr. Azzar and his affiliates, Mr. Azzar intends to communicate with the management and shareholders of the Company and take other measures to encourage the Board of Directors and management to take appropriate measures to preserve shareholder value including, if feasible, a sale of the Company or its assets to another party.

     Although Mr. Azzar has no specific plan or proposal to acquire the Company presently active as of the date of this Proxy Statement, he continues to have a general interest in an acquisition of the Company. Accordingly, Mr. Azzar and the other Participants have an inherent interest in the proposal to be presented at the Special Meeting.


                          SOLICITATION OF PROXIES

    This solicitation is not being made by or on behalf of the Company or the Company's Board of Directors. Proxies with respect to the Special Meeting are being solicited by and on behalf of Mr. Azzar and the Participants. Mr. Azzar and employees of the Participants may solicit proxies by use of the mails and perhaps by telephone. Bomarko, Inc. will bear all of the costs of this solicitation. None of the Participants are requesting proxies with regard to the Annual Meeting and shareholders are requested NOT to furnish a proxy relating to the Annual Meeting to the Participants at this time. If the Participants solicit proxies relating to the Annual Meeting at a later date, they will furnish an additional Proxy Statement relating to the Annual Meeting prior to such solicitation.

     Mr. Azzar, Bomarko and EDI constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are also considered "participants in a solicitation" within the meaning of Instruction 3 to Item 4 of Regulation 14A under the Exchange Act. Mr. Azzar is a United States citizen. His principal occupation is as a private investor. His address is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506. Bomarko is a Delaware corporation. Its principal business is the manufacture and sale of coated and printed paper products. The address of its principal business and principal office is Bomarko, Inc., North Oak Road, Post Office Box K, Plymouth, Indiana 46563. Mr. Azzar is the Chairman of the Board, the Chief Executive Officer and a Director of Bomarko. EDI is a Michigan corporation. Its principal business is the sale of plastic parts. The address of its principal business and principal office is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506. Mr. Azzar is the President, sole director and sole shareholder of EDI.

     The Special Meeting is scheduled to take place at the Best Western Riverfront Inn, 1821 Riverside Avenue, Marinette, Wisconsin, on Tuesday, March 10, 1998, at 10:00 a.m., according to information contained in the Company Proxy Statement.

     The address of the Company's principal executive office is 200 West Front Street, Peshtigo, Wisconsin 54157-0149.

     Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Special Meeting and to vote in person at the Special Meeting. Presence at the Special Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy.
Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing at or before the Special Meeting or by executing a later-dated proxy.

     Other than Proposal I, which is described above, and Proposal II, which is described below, the Participants have no knowledge of any other matters to be presented for action by the shareholders at the Special Meeting or the Annual Meeting (except that it is expected that Directors will be elected at the Annual Meeting).

     In the Company Proxy Statement, the Company stated that only holders of record of the Company's Common Stock as of the close of business on February 2, 1998 are entitled to vote at the Special Meeting. In the Company Proxy Statement, the Company reported that, on that date, it had 1,951,855 shares of Common Stock outstanding and entitled to vote, each of which is entitled to one vote per share.

     As of the date of this Proxy Statement, the Company has not filed with the Securities and Exchange Commission a preliminary or definitive proxy statement relating to the Annual Meeting. Accordingly, the Participants do not have knowledge of any matters other than Proposal II to be presented at the Annual Meeting, although it is expected that shareholders will be asked to vote on the election of Directors at the Annual Meeting. The Participants do not know the record date for determining the shareholders who will be entitled to vote at the Annual Meeting or the number of shares that are or will be entitled to vote as of such record date.


               INTEREST OF THE PARTICIPANTS IN THE PROPOSAL

     If the Proposal is approved by shareholders at the special meeting (see "Vote Required"), the Participants, should they collectively purchase additional shares of Common Stock sufficient to bring their collective ownership level above 20 percent of the outstanding Common Stock, will have full voting rights for all of their shares of Common Stock.

                               VOTE REQUIRED

     The number of votes cast "FOR" Proposal I at the Special Meeting must exceed the number of votes cast "AGAINST" Proposal I to approve Proposal I. Abstentions and broker non-votes will not be counted except to establish the existence of a quorum.




                          PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of February 2, 1998 by: (i) each director; (ii) the executive officers required to be named in the Summary Compensation Table set forth in the Company Proxy Statement distributed in connection with the 1997 Annual Meeting of Shareholders; (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group; and (iv) each person or other entity identified in the Company Proxy Statement as owning beneficially more than 5% of the class of Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power other the shares beneficially owned. This information was taken from the Company Proxy Statement. The Participants have no independent knowledge of such information, except to the extent that it relates to the Participants.

                                      SHARES OF           PERCENT OF
                                     COMMON STOCK        COMMON STOCK
       NAME OF BENEFICIAL OWNER   BENEFICIALLY OWNED   BENEFICIALLY OWNED
       ------------------------   ------------------   ------------------
      Claude L. Van Hefty,
        Director,  President and
        Chief Executive Officer         9,931<F1>            <F*>

      Mark D. Burish,
        Director                       12,489                <F*>

      Thomas J. Kuber, Director        20,879                <F*>

      James L. Kemerling, Director      2,469                <F*>

      John R. Peterson, Director        1,266                <F*>

      Ralph D. Searles, Director        2,269                <F*>


                                       6

      All directors and executive
      officers as a group
      (11 persons)                     61,775<F2>             3.2%

      Walter F. Adrian                112,000<F3>             5.7%

      James D. Azzar                  276,864<F4>            14.2%

      Edwin A. Meyer, Jr.             327,562<F5>            16.8%

      Bennie C. Burish                101,048<F6>             5.2%

___________________________
<F*>Denotes less than 1%.

<F1> Amounts shown include 2,000 shares of Common Stock owned by Mr. Van
     Hefty and Karen J. Van Hefty, Mr. Van Hefty's wife, as joint tenants as to which they share voting and investment power, and 5,431 shares allocated to Mr. Van Hefty's account under the Company's Profit Sharing Plan and Trust for Non-Union Employees.

<F2> In the aggregate, directors and executive officers have sole voting and dispositive power with respect to 52,807 shares and in the aggregate, directors and executive officers have shared voting and dispositive power with respect to 7,768 shares. One executive officer has sole voting rights only with respect to 1,200 shares.

<F3> The share amount listed is from the Schedule 13G dated April 17,
     1995 filed with the Securities and Exchange Commission and the Company. Mr. Adrian's address is 201 Emery Avenue, South, Peshtigo, Wisconsin 54157.

<F4> James D. Azzar ("Azzar"), Bomarko, Inc. ("Bomarko") and Extrusions
     Division, Inc. ("EDI") (collectively referred to as the "Azzar Group") constitute a "group" with respect to the acquisition of Common Stock. Of the reported shares, 276,664 are owned by Bomarko and 200 are owned by EDI. Azzar is deemed to beneficially own all of such shares in his capacity as chairman of the board, chief executive officer and director of, and investor in, Bomarko, and president, sole director and sole shareholder of EDI. Azzar's address is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506. The address of Bomarko's principal office is North Oak Road, P.O. Box K, Plymouth, Indiana 46563. The address of EDI's principal office is 208 Pioneer Club Road, East Grand Rapids, Michigan 49506.

<F5> Amounts shown include 55,500 shares as to which Mr. Meyer has voting rights but disclaims beneficial ownership. Mr. Meyer's address is 7255 Cortland Circle, Egg Harbor, Wisconsin 54209.


                                     7

<F6> The share amount listed is from the Schedule 13G dated April 26,
     1995 filed with the Securities and Exchange Commission and the Company. Mr. Burish's address is 352 Brown Avenue, Peshtigo, Wisconsin 54157.

                           SHAREHOLDER PROPOSALS

         As of the date of this Proxy Statement, the Participants have no knowledge of the deadline by which proposals which shareholders of the Company intend to present at and have included in the Company's proxy statement for the 1999 annual meeting must be received by the Company. This information is required to be set forth in the Company's proxy statement relating to the 1998 Annual Meeting.


       PROPOSAL TO BE PRESENTED AT ANNUAL MEETING OF SHAREHOLDERS

     One of the matters to be presented at the Annual Meeting of Share-holders of the Company is the following shareholder proposal submitted by the Participants ("Proposal II"):

     RESOLVED, that the shareholders of Badger Paper Mills, Inc. (the "Company"), believing that the value of their investment in the Company can best be maximized through the immediate sale or merger of the Company, hereby urge the board of directors to establish a committee of directors who are not current or former officers or employees of the Company for the purpose of engaging an investment banking firm, facilitating and promoting a sale or merger of the Company or a sale or substantially all of its assets, reviewing and negotiating any sale or merger proposal received by the Company, and making a recommendation to the board of directors with respect to any such proposal.

     As of the date of this Proxy Statement, the date of the Annual Meeting and the Record Date for determining the shareholders entitled to vote at the Annual Meeting have not, to the knowledge of the Participants, been determined. The Participants are not requesting proxies with regard to Proposal II at this time.

     If Proposal II is approved at the annual meeting, the Company's Board of Directors is free to ignore Proposal II and choose not to begin the process of selling the Company. Proposal II, if approved, would communicate to the Company's management that the shareholders desire that the Company be sold. If the Company is sold, it is expected that all shareholders would share equally (on a per-share basis) in the proceeds, if any, that are produced by such a sale. As such, the Participants would not be treated differently than any other shareholder on a per-share basis. The Azzar Group has a continuing general interest in acquiring the Company, but has not specific proposal pending at this time. Because the sale process, if initiated by the Board of Directors, could ultimately result in a sale to the Azzar Group, it has an interest in the proposal.

     The number of votes cast "FOR" Proposal II at the Annual Meeting must exceed the number of votes cast "AGAINST" Proposal II to approve Proposal
II. Abstentions and broker non-votes will not be counted except to establish the existence of a quorum.

     NO FORM OF PROXY RELATING TO THE ANNUAL MEETING IS PROVIDED WITH THIS PROXY STATEMENT AND NO PROXY RELATING TO THE ANNUAL MEETING IS SOLICITED AT THIS TIME. SHAREHOLDERS ARE REQUESTED NOT TO FURNISH A PROXY RELATING TO THE ANNUAL MEETING TO THE PARTICIPANTS AT THIS TIME. IF THE PARTICIPANTS SOLICIT PROXIES RELATING TO THE ANNUAL MEETING AT A LATER DATE, THEY WILL FURNISH AN ADDITIONAL PROXY STATEMENT RELATING TO THE ANNUAL MEETING PRIOR TO SUCH SOLICITATION.

PROXY                                            BADGER PAPER MILLS, INC.

The undersigned hereby appoints James D. Azzar, as Proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated below, all the shares of Common Stock of Badger Paper Mills, Inc., held of record by the undersigned on February 2, 1998, at the Special Meeting of Shareholders to be held March 10, 1998, and any adjournment or postponement thereof.

1.   SHAREHOLDER RESOLUTION TO RESTORE FULL VOTING POWER.

     [ ] FOR        [ ] AGAINST        [ ] ABSTAIN

2. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF JAMES D. AZZAR; BOMARKO, INC.; AND EXTRUSIONS DIVISION, INC. THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL I AND ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING IN THE DISCRETION OF THE PROXY NAMED.

Dated ________________, 1998       X_______________________________________

                                   X_______________________________________

                                   Please sign exactly as your name appears on the records of the Company. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.





PLEASE MARK "FOR", DATE, SIGN AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.

                           IMPORTANT NOTICE

                     TO ALL BADGER SHAREHOLDERS
                           WHO HOLD SHARES
                       THROUGH A BANK OR BROKER

           If your Badger share are held for your account by a bank or broker, you cannot vote your own shares. You must instruct your bank or broker to vote your shares for you.

           IF AND WHEN YOU RECEIVE PROXY MATERIALS FROM YOUR BANK OR BROKER (EVEN A MANAGEMENT PROXY), PLEASE VOTE FOR THE SHAREHOLDER
RESOLUTION TO RESTORE FULL VOTING POWER, AND SIGN AND RETURN YOUR VOTE IN THE ENVELOPE YOUR BANK OR BROKER PROVIDES.

           Because of extremely short period of time until the meeting you may be unable to cause shares you hold through a bank or broker to be voted at the meeting. Even if you are unable to vote the shares held by your bank or broker for your account, it is important that Mr. Hefty and his board of directors get the message. IF YOU HOLD SHARES THROUGH A BANK OR BROKER, PLEASE COMPLETE, SIGN AND RETURN THE FORM BELOW TO
ME TO EXPRESS YOUR SUPPORT.

           COMPLETION OF THIS FORM DOES NOT CONSTITUTE VOTING OF YOUR SHARES HELD THROUGH A BANK OR BROKER BUT MERELY COMMUNICATES TO THE COMPANY'S MANAGEMENT HOW YOU INTENDED YOUR SHARES TO BE VOTED. THIS FORM HAS NO LEGAL EFFECT AND IS ONLY AN EXPRESSION OF INTEREST.

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                   (Separate and return below)

Board of Directors
Badger Paper Mills, Inc.

Gentlemen:

           I hold shares of Badger Paper Mills, Inc. through my bank or broker. I would vote those shares FOR each of Mr. Azzar's proposals, if I could.

Date_____________, 1998                 X__________________________________
                                        (signature)

No. of Shares___________                ___________________________________
                                        (Please print)

                                        Name:______________________________

                                        Address:___________________________

                                        ___________________________________

PLEASE COMPLETE, SIGN AND RETURN THIS FORM IN THE ENCLOSED ENVELOPE.

                              JAMES D. AZZAR
                           208 Pioneer Club Road
                     East Grand Rapids, Michigan 49506

                            March ____, 1998


                           AN IMPORTANT MESSAGE
                            TO SHAREHOLDERS OF
                         BADGER PAPER MILLS, INC.

Dear Fellow Shareholders:

          Enclosed with this letter is a Proxy Statement relating to the Special Meeting of Shareholders of Badger Paper Mills, Inc. which I understand to be scheduled for March 10, 1998. At the Special Meeting, shareholders will consider and vote upon a proposal I have submitted. In that proposal, I ask the shareholders to adopt a resolution which says that if I buy more than 20% of the company's shares, those shares will have full voting rights. This is necessary because of the defensive provisions in Wisconsin's "control share" law. I ask you to vote "FOR" my proposal. I don't intend to buy shares if they won't have full rights. If I buy shares, I would be buying them from people who want to sell them. I'm not asking you to sell your shares.



          Right now I can only vote less than 15% of the company's stock. The board of directors is opposed to my gaining more voting power. Of course, as an interested buyer, I have an interest in the proposal.

          ACT IN YOUR OWN BEST INTERESTS. SEND CLAUDE VAN HEFTY AND HIS BOARD OF DIRECTORS A MESSAGE. PLEASE VOTE "FOR" MY PROPOSALS.

                              Sincerely,



                              James D. Azzar